Exhibit 99.1

SHAREHOLDERS MEETING

26 DE ABRIL DE 2017

NOMINATION OF CANDIDATES FOR DIRECTORS

The shareholders are informed that at this date, in accordance with the established in article 50 bis of Law No. 18,046 for Public Companies and articles 72 and 73 of the regulations of that same law, the following persons have been proposed as candidates for directors of Banco Santander Chile.

Candidates for directors

1.- Vittorio Corbo Lioi

2.- Oscar Von Chrismar Carvajal

3.-Roberto Méndez Torres

4.- Lucía Santa Cruz Sutil

5.- Juan Pedro Santa María Pérez

6.- Ana Dorrego de Carlos

7.- Andreu Plaza López

Candidates for alternate directors

1.- Raimundo Monge Zegers

CANDIDATES FOR INDEPENDENT DIRECTORS

In the same way, it is informed that, according to article 50 bis of Law No. 18,046 for Public Companies and articles 72 and 73 of the regulations of that same law, the following persons have been nominated as candidates for independent directors by shareholders representing 1% or more of the Banco Santander Chile's shares.

Candidates for independent directors

1.- Roberto Zahler Mayanz

2.- Orlando Poblete Iturrate

3.- Victor Toledo Sandoval

Candidates for independent alternate directors

1.- Blanca Bustamante Bravo

The nominated persons have accepted their nomination and made the declaration required by law.

Chief Executive Officer